SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                CoreComm Limited
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    G2422R109
                                  (CUSIP Number)

                                  May 19, 2000
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,113,069 shares, which constitutes approximately 13.0% of the 39,370,477 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 39,297,458 shares outstanding.

CUSIP No. G2422R109

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 3,923,000
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 3,923,000
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,923,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 10.0%

12.  Type of Reporting Person: PN

CUSIP No. G2422R109

1.   Name of Reporting Person:

     Composite 66, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,097,050 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 2.8%

12.  Type of Reporting Person: PN
----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(c), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

CUSIP No. G2422R109

1.   Name of Reporting Person:

     H & S Partners I

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     93,019 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2% (3)


12.  Type of Reporting Person: PN
----------
(1) Includes 73,019 shares obtainable on conversion of $20,000,000 principal amount of the Issuer's 6.00% Convertible Subordinated Notes due 2006.
(2) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.
(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 39,370,477.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 21, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share, of CoreComm Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     Prime

     Pursuant to Rule 13d-3(a), Prime is the beneficial owner of 3,923,000 shares of the Stock, which constitutes approximately 10.0% of the outstanding shares of Stock.

     Composite

     Pursuant to Rule 13d-3(d)(1)(i)(c), Composite is the beneficial owner of 1,097,050 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of Stock.

     H&S

     Pursuant to Rule 13d-3(d)(1)(i)(c), H&S is the beneficial owner of 20,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock. In addition, pursuant to Rule 13d-3(d)(1)(i)(c), H&S may be deemed to be the beneficial owner of 73,019 shares of the Stock obtainable upon conversion of $20,000,000 principal amount of the Issuer's 6.00% Convertible Subordinated Notes due 2006 (the "Bonds") held by H&S, which constitutes 0.2% of the 39,370,477 shares of Stock deemed to be outstanding thereunder.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of Prime and Composite and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d 3 of the Act, be deemed to be the beneficial owner of 5,020,050 shares of the Stock, which constitutes approximately 12.8% of the outstanding shares of Stock.

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,020,050 shares of the Stock, which constitutes approximately 12.8% of the outstanding shares of Stock.

     In its capacity as one of two general partners of Prime and Composite, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,020,050 shares of the Stock, which constitutes approximately 12.8% of the outstanding shares of Stock.

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,020,050 shares of the Stock, which constitutes approximately 12.8% of the outstanding shares of Stock.

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,020,050 shares of the Stock, which constitutes approximately 12.8% of the outstanding shares of Stock.

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock. In addition, pursuant to Rule 13d-3, each of (1) HBST and (2) SBST, as the two general partners of H&S, may be deemed to be the beneficial owner of 73,019 shares of the Stock obtainable upon conversion of $20,000,000 principal amount of the Bonds held by H&S, which constitutes 0.2% of the 39,370,477 shares of Stock deemed to be outstanding thereunder.

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock. In addition, pursuant to Rule 13d-3, each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, may be deemed to be the beneficial owner of 73,019 shares of the Stock obtainable upon conversion of $20,000,000 principal amount of the Bonds held by H&S, which constitutes 0.2% of the 39,370,477 shares of Stock deemed to be outstanding thereunder.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Prime

     Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock.

     Composite

     Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     H&S

     H&S has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock. In its capacity as one of two general partners of Composite, Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock.

     In its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock. In its capacity as one of two general partners of Composite, P-66 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,923,000 shares of the Stock.

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, have no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, have no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    May 24, 2000


                         PRIME 66 PARTNERS, L.P.

                         By:  P-66, INC.
                              general partner

                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice-President


                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice-President


                        COMPOSITE 66, L.P.


                        By:  P-66, INC.,
                                  general partner


                                  By: /s/ W.R. Cotham
                                W.R. Cotham, Vice-President


                        By:  P-66 GENPAR, L.P.,
                                  general partner

                                  By:  Carmel Land & Cattle Co.,
                                        general partner


                                       By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President


                        H & S PARTNERS I

                        By:  HYATT ANNE BASS SUCCESSOR TRUST,
                                  general partner

                        By:  SAMANTHA SIMS BASS SUCCESSOR TRUST,
                                  general partner

                              By:  Panther City Investment Company,
                                     Trustee


                                       By: /s/ W.R. Cotham
                                          W.R. Cotham, President